NewsRelease TC Energy announces closing of US$350 million Junior Subordinated Notes Offering by TransCanada PipeLines Limited and redemption of Cumulative Redeemable First Preferred Shares, Series 11 CALGARY, Alberta – Oct. 9, 2025 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that TransCanada PipeLines Limited (TCPL) has closed an offering of US$350 million of 6.250 per cent Fixed-for-Life Junior Subordinated Notes due Nov. 1, 2085 (Notes). The Notes were offered through a syndicate of underwriters, co-led by Morgan Stanley & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC. As previously announced, the Company intends to use the net proceeds to redeem (Redemption) its issued and outstanding Cumulative Redeemable First Preferred Shares, Series 11 (Series 11 Shares) (TSX:TRP.PR.G) on Nov. 28, 2025 (Redemption Date) at a price equal to $25.00 per share (Redemption Price), to reduce indebtedness as well as for general corporate purposes. The Company provided notice of the Redemption today to the sole registered holder of the Series 11 Shares in accordance with their terms. Subject to board approval, the Company expects to declare a final quarterly dividend of $0.2094375 per Series 11 Share, for the period up to but excluding Nov. 28, 2025, payable on Nov. 28, 2025 to shareholders of record on Nov. 17, 2025. This would be the final dividend on the Series 11 Shares and, as the Redemption Date is also a dividend payment date, the Redemption Price will not include any accrued and unpaid dividends. Subsequent to the Redemption Date, the Series 11 Shares will cease to be entitled to dividends and will be delisted from the Toronto Stock Exchange. Non-registered holders of Series 11 Shares should contact their broker or other intermediary for information regarding the redemption process for the Series 11 Shares in which they hold a beneficial interest. The Notes were issued by way of a prospectus supplement dated Oct. 6, 2025 to TCPL’s short form base shelf prospectus dated Dec. 5, 2024 (collectively, the Prospectus) included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission. This news release does not constitute an offer to sell or the solicitation of an offer to buy the Notes. The Notes have not been approved or disapproved by any regulatory authority in Canada or the United States, nor has any authority passed upon the accuracy or adequacy of the Prospectus. The Notes were not offered in Canada or to any resident of Canada. EXHIBIT 99.1

About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.        Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come.       TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522